Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805,
Lansing, Michigan 48933

January 7, 2015

VIA EDGAR AND FEDEX
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Kraig Biocraft Laboratories, Inc.
Registration Statement on Form S-1
Filed November 3, 2014
File No. 333-199820
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed April 15, 2014
File No. 333-146316

Dear Ms. Long,

On behalf of Kraig Biocraft Laboratories, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) the Pre-Effective Amendment No. 1 (“S-1/A No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated November 20, 2014 (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of S-1/A No. 1.

We are also providing from the Company the following response to the Comment Letter. The numbered paragraph below corresponds to the numbered comment in the Comment Letter with the Staff’s comment presented in italics.

Comment #1:

Registration Statement on Form S-1
General

1.
Please advise as to how you determined that it was appropriate to register 110 million shares of your common stock. We note that your letter agreement does not appear to limit the number of shares issuable under the agreement, and as you note on page 12, to receive the full $7.5 million that Calm Seas is obligated to provide to you under your letter agreement while selling only 110 million shares you would need to maintain a market price for your stock which is more than double the current price. You are required to make a good-faith estimate of the maximum number of shares that you may put to the investor under the equity line agreement.

Response:

From the Company’s perspective, the question of an equity based financing is one of minimizing shareholder dilution while accessing the capital funds required to grow the enterprise. The Company has developed in the laboratory, a material, Monster Silk®, that it believes to have significant market potential.  In the absence of the currently pending financing however, the Company does not have sufficient capital resources to commercially develop the product.  The dollar size of the registration was determined by the Company on the basis of its good faith estimate of the capital requirements to move this product to early stage commercialization and to accelerate its research and development program on other more advanced materials.  The number of shares registered in this offering, 110 million shares, was determined by the Company based upon its good faith belief that if it uses these capital recourses wisely and moves its product closer to commercialization, its enterprise value and share price will increase. Management believes that if it is able to move its product closer to commercialization and accelerate its research and development of more advanced materials that the increase in enterprise value and share price would allow the Company to access the full $7.5 million.  The Company does not believe that the registration of more shares and its accompanying dilution to existing shareholders is necessary or warranted at this time.

The Company has considered its operational plan and believes that it is appropriate to register 110 million shares of our common stock for this equity line. The Company intends to deploy the proceeds from the equity line, assuming different levels of proceeds are received by the Company, as the following (the table sets forth the expected expenses for one year of operations of the Company):

	Funding Level	$1mm	$2mm	$3mm	$4mm

Executive salaries & benefits*		$250,000	$320,000	$320,000	$320,000
Sales, Marketing and Business Development		$0	$120,000	$180,000	$250,000
Collaborative R&D with University of Notre Dame		$465,000	$620,000	$680,000	$800,000
Direct R&D		$5,000	$70,000	$85,000	$170,000
Office expense		$8,000	$15,000	$18,000	$25,000
Office rent		$8,500	$8,500	$11,000	$13,000
office employees		$37,000	$37,000	$37,000	$37,000
Laboratory Rent		$14,000	$18,000	$18,000	$18,000
Equipment purchase (Laboratory)		$12,000	$90,000	$150,000	$180,000
Product production scale up		$80,000	$350,000	$650,000	$900,000
Travel		$20,000	$50,000	$60,000	$70,000
Phone/utilities		$3,000	$6,000	$8,000	$12,000
Postage and shipping		$4,000	$15,000	$40,000	$60,000
Public and investor relations		$60,000	$90,000	$120,000	$140,000
Professional fees		$95,000	$115,000	$150,000	$175,000
Professional fees, intellectual property		$35,000	$55,000	$80,000	$95,000
Miscellaneous		$10,000	$15,000	$20,000	$25,000
Working capital reserve		$60,000	$120,000	$250,000	$460,000

Total year 1 Budget		$1,166,500	$2,114,500	$2,877,000	$3,750,000

Two years of cash expenditures	2 times 1 year budget	$2,333,000	$4,229,000	$5,754,000	$7,500,000

*FN: the increase of the executive salaries and benefits is assuming that the Company will hire a chief operating officer.

The Company believes that deployment of the funds from the equity line will facilitate execution of its business plan to commercialize its technologies, which will ultimately bring value to shareholders and lead to an increase in the Company’s share price. For the foregoing reasons, the Company estimates that the appropriate number of shares to be registered for this equity line is 110 million.

2.
Your October 2, 2014 letter agreement with Calm Seas Capital states that the investors participating in the equity line transaction consist of “Calm Seas Capital, LLC, as lead investor, and associated entities.” Your registration statement, in contrast, indicates that Calm Seas Capital is the sole investor and selling security holder. Please tell us the names and roles of any additional entities that are participating in the equity line transaction, being sure to describe any relationships among to the entities. If there are additional entities participating in the equity line transaction, please revise the registration statement to disclose their participation in the same manner and to the same extent as the information you have provided for Calm Seas Capital.

Response:

We hereby confirm that Calm Seas Capital, LLC is the sole investor and there will not be any additional entities participating in the equity line transaction.

3.	The copy of your October 2, 2014 letter agreement filed with the Form 8-K filed October 3, 2014 does not appear to have been executed. Please file an executed, binding copy of this agreement.

Response:

The Company has revised the Registration Statement accordingly.

4.
Please reconcile your statement here that this registration statement does not cover sales of your common stock by transferees of Calm Seas with your statement on page 14 that “selling shareholder” as used in this prospectus includes “donees, pledges, transferees or other successors in interest selling shares of [y]our common stock received from the named selling shareholder as a gift, pledge, distribution or other non-sale related transfer.”

Response:

The Company has revised the Registration Statement by deleting from the definition of the “selling shareholder” the reference to “donees, pledgees, transferees or other successors in interest selling shares of our common stock received from the named selling shareholder as a gift, pledge, distribution or other non-sale related transfer.”

Existing stockholders could experience substantial dilution upon the issuance of Class A common stock pursuant to an equity line we have with Calm Seas Capital, page 5

5.
We note that if you are unable to raise $7,500,000 in proceeds from the sale of the entire 110,000,000 shares to Calm Seas Capital under the equity line financing, you will seek to extend or renew the equity line financing to register additional shares. This is impermissible as it suggests that the private placement of the equity line shares was not completed prior to filing this registration statement.

Response:

The Company has revised the Registration Statement as the following:

“Additionally, if we are unable to raise $7,500,000 in proceeds from the sale of the entire 110,000,000 shares to Calm Seas Capital under the equity line financing, we will seek funding from other capital sources.”

Selling Shareholder, page 14

6.	You state here that the selling shareholder is Calm Seas Capital, Ltd., not Calm Seas Capital, LLC. Please revise.

Response:

The Company has revised the Registration Statement accordingly to reflect the correct name of the selling shareholder as “Calm Seas Capital, LLC.”

7.	Please discuss the impact of your past equity line financings with Calm Seas on your stock price as well as their final status.

Response:

During fiscal year 2013, the Company exercised the put under the Calm Seas equity line for an aggregate amount of $1,050,000 and the Company’s stock price in year 2013 ranged from $0.036 to $0.136.

During fiscal year 2012, the Company exercised the put under the Calm Seas equity line for an aggregate amount of $425,000 and the Company’s stock price in year 2012 ranged from $0.03to $0.108.

During fiscal year 2011, the Company exercised the put under the Calm Seas equity line for an aggregate amount of $700,000 and the Company’s stock price in year 2011 ranged from $0.06 to $0.161.

In summary, at the time of this filing the Company’s share price is near its average annual low and significantly below its average annual high and its four year high.  The Company’s highest recorded share price occurred in the fourth quarter of 2010 following our joint public announcement with the University of Notre Dame of our laboratory creation of recombinant (genetically engineered) silks using spider silk gene sequences.  While equity based financing adds downward pressure on stock price, Management notes that the Company has an average of a little over 5% annual shareholder dilution of its common stock, including all equity based financings, since it first went public in 2008.  In Management’s view the fact that the stock is near historic annual lows and has declined since its highs of 2010 is a reflection of the fact that the Company has not yet brought Monster Silk™ to market.  It is the goal of the current registration and equity financing to allow the Company to access the capital that Management believes is necessary to push the technology towards commercialization.  The Company’s past equity financing with Calm Seas Capital has increased the number of outstanding shares which may result in pressure on the share price.   However that same financing has enabled the Company to continue its research and development program and launch its pilot production operation for Monster Silk™ operations which are, in Management’s view, critical to the success and growth of the Company.

Of the total proceeds received from the Calm Seas equity line, the Company paid to the University of Norte Dame, under the Intellectual Property/ Collaborative Research Agreement, research and development costs of $177,800 in 2011, $315,990 in 2012 and $428,394 in 2013.  In addition, in 2013 the Company has paid to the University of Notre Dame $110,736 for reimbursement of costs associated with the filing and maintaining of patent applications relating to the technology developed within the University laboratories for which the Company has exclusive commercialization rights. The Company utilized the remaining proceeds for general corporate purposes such as payroll, rent and legal expenses, etc. With the funds from the equity line, the Company will continue its endeavor to build its intellectual property portfolio and advance its technology with the goal of commercialization.

Plan of Distribution, page 16

8.
In the final sentence of the third paragraph on page 17 you state that “any Class A common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.” The selling shareholder in this registration statement, Calm Seas, is an underwriter and none of the shares being registered may be sold under Rule 144. Please remove this language.

Response:

The Company has revised the Registration Statement accordingly.

Form 10-K for Fiscal Year Ended December 31, 2013
Sale of Unregistered Securities, page 9

9.
Please advise as to why the issuance of warrants in accordance with your various consulting agreements is not described here. In future filings please ensure that you provide the information required by Item 701 of Regulation S-K with regard to all unregistered sales of securities during the period covered that were not registered or previously reported.

Response:

The Company did not include the information required under Item 701 concerning the issuance of warrants to various consultants due to an inadvertence. In S-1/A No. 1 and its future filings, the Company will include the disclosure of the information of the issuance of the Company’s warrants to its consultants required under Item 701 of Regulation S-K.

10.	In future filings, please discuss the progression of the various consulting and collaborative arrangements and licensing agreements that form the basis of your business plan.

Response:

In S-1/A No. 1 and its future filings, the Company will include the discussion of the progression of its collaborative and licensing arrangements with University of Norte Dame and University of Wyoming.

In 2006, the Company entered into a licensing agreement with the University Of Wyoming, which granted the Company the exclusive global rights to use and commercialize patented genetic sequences in silkworm.  In exchange for this license the University of Wyoming received $10,000 cash payment and the University of Wyoming Foundation received 17,050,000 shares of the Company’s common stock. Under the terms of the licensing agreement, the Company is obligated to provide annual license fees of $10,000 and support the University research with $13,700 annually.  No royalties are required. This agreement has remained unchanged since 2006.  The Company has not signed any other agreements with the University of Wyoming.

In 2007, the Company entered into the first of a series of collaborative research agreements with the University of Notre Dame (“Notre Dame”). The Company is contractually obligated to financially support the ongoing research and development of transgenic silkworms and the creation of recombinant silk fibers. In exchange, the Company has an option to obtain the exclusive global commercialization rights to the technology developed pursuant to the research effort.

The distinction between the successive collaborative research agreements with the University of Notre Dame has been the level of financial support that the Company has agreed to provide.  The trend has been for an increase in financial support for the research and development in nearly every successive agreement.  As of the date hereof, the Company is in the process of discussing a new collaborative agreement with the University.  The terms under discussion are a proposed increase in financial support from approximately $450,000 in the prior agreement to approximately $700,000 in the agreement under discussion.

In 2011, the Company exercised its option to obtain the global commercialization rights to the technology developed under the collaborative research agreements with Notre Dame.  That has resulted in a separate license agreement with Notre Dame.  Pursuant to that license agreement, Notre Dame has filed an international patent application and numerous national patent applications on technology relating to the creation and use of recombinant spider silks.  The license agreement obligates the Company to reimburse the University for costs associated with the filing, prosecuting and maintaining of such patents and patent applications.  In exchange for the rights to commercialization, Notre Dame has received 2,200,000 shares of the Company’s common stock and the Company has agreed to pay Notre Dame royalties of 2% of the Company’s gross sales of the licensed products and 10% of any sublicensing fees received by the Company on licensed technology. The Company has also agreed to pay to Notre Dame $50,000 a year, which is credited toward any royalties that are due. The $50,000 payment to Notre Dame is not owed for any year in which the Company is sponsoring research within Notre Dame.

11.	In future filings please describe what your general and administrative and professional fees consist of, as well as the drivers in changes in these costs from period to period.

Response:

In S-1/A No. 1 and its future filings, the Company will include the discussions of its general and administrative and professional fees as well as the factors that may change such fees.

General and Administrative costs principally consists of consulting fees, fees for office rental, phone and internet access, office supplies, information technology support, transfer agent fees, bank fees, website maintenance and support, auto insurance, and medical expenses, etc.  In 2013, warrants paid for an intellectual property and consulting agreement and as consulting fees for business consulting and investor relations services were included as a non-cash charge in the general and administrative expenses.  It is the valuation of those warrants which accounts for the increase in expenses for this category in that year. There were two such warrants in 2013, one of which entitles the holder to the right to purchase 10,000,000 shares of the Company’s common stock and the other 8,000,000 shares. The warrants were valued at $736,816 and $396,083 respectively using the Black-Scholes option pricing model and were in consideration for intellectual property consulting, business consulting and investor relations services.

The professional fees include expenses for accounting, auditing, general legal fees, securities law related legal fees and intellectual property rights related legal fees.  The costs of accounting, auditing, general and securities related legal fees have remained fairly consistent over time. The largest variability for the professional fee category comes from intellectual property rights related legal fees.

The 2013 increase in this category was due to intellectual property related legal fees resulting from the University of Notre Dame filing and prosecution of patent applications relating to the Company’s sponsored research program within the University. The Company is obligated under its licensing agreement with the University to reimburse the University for such legal fees and costs. The Company has exercised its right to exclusive global rights to the technology described in the patent filings.

The Company believes that the biggest factor which may change general and administrative and professional fees in the future is the Company entering into an acquisition transaction, strategic transaction or licensing transaction which would require assistance from outside professionals and therefore, additional fee payments.  Additionally, any significant developments in the Company’s research and development program would potentially lead to an increase in intellectual property related legal fees.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 18

12.
Please note that Item 403 of Regulation S-K requires disclosure of the ownership of more than five percent of any class of the registrant’s voting securities. It appears that Mr. Thompson owns both shares of your super voting preferred stock, which are described in your Form 8-K filed on December 19, 2013 as each share being entitled to 200 million votes on all matters submitted to a shareholder vote and on page 19 of the Form 10-K as having voting rights equal to 200,000 common shares. Please advise.

Response:

The preferred stock referenced on page 19 of the Form 10-K was never issued to Mr. Kim Thompson or to any other person. In lieu of such preferred stock, the Company issued two shares of the Series A Preferred Stock to Mr. Thompson, with each share entitling him to 200,000,000 votes on all matters. In the S-1/A No. 1 as well as its future filings, the Company will include the disclosure of Mr. Thompson’s ownership of the Series A Preferred Stock as required under Item 403 of Regulation S-K.

Exhibits, Financial Statement Schedules, page 21

13.
 Please ensure that in future filings your exhibit list is updated to include various amendments to your organizational documents, as well as current employment agreements with your named executive officers. We note that your exhibit list does not include the Articles of Amendment in your Form 8-K filed November 22, 2013, nor in the Form 8-K filed December 19, 2013. Similarly, your November 10, 2010 employment agreement is not in your exhibit list.

Response:

In S-1/A No. 1 and its future filings, the Company will include the above referenced documents in its exhibit list.

14.
Please advise as to what consideration was given to filing the various consulting agreements and the Collaborative Yarn and Textile Development agreement that you discuss on pages 3 and F-26 through F-27 as material contracts.

Response:

The Company’s Management has determined that each of these agreements was made in the ordinary course of business as they are related to ongoing research and development and investor relations services.  As such, the Company did not file them with previous filings.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Kim Thompson
Name: Kim Thompson
Title: Chief Executive Officer

Encl.